UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Parks! America, Inc.

_________________________________________________________________

(Name of Issuer)

Common Stock, Par Value $0.001 per share

_________________________________________________________________

(Title of Class of Securities

701455 10 7

__________________________

(CUSIP Number)

Dale Van Voorhis

1300 Oak Grove Road

Pine Mountain, GA 31822

_________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2009

_________________________________________________________________

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701455 10 7

13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dale Van Voorhis
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	7	SOLE VOTING POWER 11,750,000 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 11,750,000 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,000 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Shares”), of Parks! America, Inc. (the “Issuer”), a Nevada corporation.  The Issuer’s principal executive offices are located at 1300 Oak Grove Road, Pine Mountain, GA 31822.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is being filed by Dale Van Voorhis (the “Reporting Person”).

The Reporting Person’s business address is 1300 Oak Grove Road, Pine Mountain, GA 31822.  Mr. Van Voorhis is the Chief Operating Officer of the Company and Chairman of its Board of Directors.  During the past five years, Mr. Van Voorhis has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Van Voorhis is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used his own personal funds to purchase the Common Shares. The Reporting Person did not borrow any funds to acquire such Shares of the Issuer.  The Reporting person acquired 10,000,000 Common Shares on December 21, 2009 for a purchase price of $100,000.

ITEM 4.     PURPOSE OF TRANSACTION.

The Common Shares have been acquired for investment purposes.  The Reporting Person intends to continue to evaluate his investments in the Common Shares.  The Reporting Person may make additional purchases or may sell the Common Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon his evaluation of his respective investments, upon the amounts and prices of available Common Shares, and upon other relevant circumstances.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)

Any material change in the present capitalization or dividend policy of the Issuer;

(e)

Any other material change in the Issuer's business or corporate structure;

(f)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)

Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Person hereby reports beneficial ownership of 11,750,000 Common Shares of the Issuer.

(b)

The Reporting Person has sole voting and dispositive power over 11,750,000 Common Shares of the Issuer.

(c)

The Reporting Person acquired 10,000,000 Common Shares on December 21, 2009 at a price of $0.01 per share pursuant to a subscription agreement with the Issuer.  There have been no other transactions by the Reporting Person in shares of the Issuer’s common stock during the past 60 days.

(d)

To the Reporting Person’s knowledge, no other person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by him.

(e)

Not applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED this 21st day of December, 2009.

/s/ Dale Van Voorhis

     Dale Van Voorhis